                MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


January 7, 1999


We, as members of management of the State Street Navigator Lending Prime Portfolio, (formerly Navigator Securities Lending Prime Portfolio, the "Fund"), a series of the State Street Navigator Securities Lending Trust, (formerly Navigator Securities Lending Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 1998.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 with respect to securities and similar investment reflected in the investment account of the Fund.

State Street Navigator Securities Lending Trust

By: /s/ Ralph F. Vitale
    -----------------------------------------
    Ralph F. Vitale
    Executive Vice President - Division Head



    /s/ Cinzia Liambo
    -----------------------------------------
    Cinzia Liambo
    Vice President - Compliance

[LOGO]



                      REPORT OF INDEPENDENT ACCOUNTANTS

January 7, 1999


To the Trustees of State Street
Navigator Securities Lending Trust

We have examined management's assertion about the compliance of State Street Navigator Securities Lending Prime Portfolio (formerly Navigator Securities Lending Prime Portfolio) (the "Fund"), a series of State Street Navigator Securities Lending Trust (formerly Navigator Securities Lending Trust), with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act) as of July 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998, and the period from December 31, 1997 (the date of last examination) through July 31, 1998 with respect to agreement of purchases and sales of securities and similar investments:

- For securities which were held by the Fund at July 31, 1998, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in omnibus book entry form for the Custodian's account at the Depository Trust Company and Chase Manhattan, observing no unresolved differences;

- We confirmed all domestic time deposit and funding agreement positions at July 31, 1998 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar time deposit positions in aggregate at July 31, 1998 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

- We reconciled all securities to the books and records of the Fund and the Custodian;

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

                                 [LETTERHEAD]

-------------------------------------------------------------------------------
To the Trustees
January 7, 1999
Page 2




We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of State Street Navigator Securities Lending Trust and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

          MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
      CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

January 7, 1999

We, as members of management of the State Street Navigator Lending Prime Portfolio, (formerly Navigator Securities Lending Prime Portfolio, the "Fund"), a series of the State Street Navigator Securities Lending Trust, (formerly Navigator Securities Lending Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 1998.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1998 with respect to securities and similar investment reflected in the investment account of the Fund.

State Street Navigator Securities Lending Trust

By: /s/ Ralph F. Vitale
    ------------------------------------------
    Ralph F. Vitale
    Executive Vice President - Division Head



    /s/ Cinzia Liambo
    ------------------------------------------
    Cinzia Liambo
    Vice President - Compliance

                             [LETTERHEAD]
-----------------------------------------------------------------------------



                  REPORT OF INDEPENDENT ACCOUNTANTS

January 7, 1999

To the Trustees of State Street
Navigator Securities Lending Trust

We have examined management's assertion about the compliance of State Street Navigator Securities Lending Prime Portfolio (formerly Navigator Securities Lending Prime Portfolio) (the "Fund"), a series of State Street Navigator Securities Lending Trust (formerly Navigator Securities Lending Trust), with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act) as of August 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1998, and the period from July 31, 1998 (the date of last examination) through August 31, 1998 with respect to agreement of purchases and sales of securities and similar investments:

- For securities which were held by the Fund at August 31, 1998, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in omnibus book entry form for the Custodian's account at the Depository Trust Company, the Federal Reserve Bank of New York, and Chase Manhattan Bank, observing no unresolved differences;

- We confirmed all domestic time deposit positions at August 31, 1998 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar time deposit positions in aggregate at August 31, 1998 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

- We reconciled all securities to the books and records of the Fund and the Custodian;

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

[LOGO]

To the Trustees
January 7, 1999
Page 2

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1998 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of State Street Navigator Securities Lending Trust and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

               MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
           CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

November 9, 1999

We, as members of management of the State Street Navigator Lending Prime Portfolio, (formerly Navigator Securities Lending Prime Portfolio, the "Fund"), a series of the State Street Navigator Securities Lending Trust, (formerly Navigator Securities Lending Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1998.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998 with respect to securities and similar investment reflected in the investment account of the Fund.

State Street Navigator Securities Lending Trust

By: /s/ Ralph F. Vitale
    -----------------------------------------
    Ralph F. Vitale
    Executive Vice President - Division Head


    /s/ Cinzia Liambo
    -----------------------------------------
    Cinzia Liambo
    Vice President - Compliance

                           [LETTERHEAD]
-----------------------------------------------------------------------------



                  REPORT OF INDEPENDENT ACCOUNTANTS

November 9, 1999

To the Trustees of State Street
Navigator Securities Lending trust

We have examined management's assertion about the compliance of State Street Navigator Securities Lending Prime Portfolio (formerly Navigator Securities Lending Prime Portfolio) (the "Fund"), a series of State Street Navigator Securities Lending Trust (formerly Navigator Securities Lending Trust), with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act) as of December 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998, and the period from August 31, 1998 (the date of last examination) through December 31, 1998 with respect to agreement of purchases and sales of securities and similar investments:

- For securities which were held by the Fund at December 31, 1998, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in omnibus book entry form for the Custodian's account at the Depository Trust Company and Chase Manhattan Bank, observing no unresolved differences;

- We confirmed all domestic time deposit and funding agreement positions at December 31, 1998 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar time deposit positions in aggregate at December 31, 1998 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

- We reconciled all securities to the books and records of the Fund and the Custodian;

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

[LOGO]

To the Trustees
November 9, 1999
Page 2

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998 with respect to securities reflected in the investment account of the Fund is fairly, in all material respects.

This report is intended solely for the information and use of management of State Street Navigator Securities Lending Trust and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP